UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

February 21, 2024

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

February 21, 2024

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that:

1.
On February 21, 2024, Banco Internacional del Perú S.A.A. – Interbank (“Interbank”), a subsidiary of IFS, has informed as a Material Event (Hecho de Importancia) to the Peruvian Superintendency of Capital Markets (Superintendencia del Mercado de Valores) that in a meeting of the Board of Directors of Interbank held today, the Board of Directors of Interbank unanimously agreed to appoint Mr. Carlos Tori, current Vicepresident of Payments of Interbank, as new CEO of Interbank effective as of May 1, 2024. Mr. Luis Felipe Castellanos, current CEO of Interbank, will hold such position until April 30, 2024.

The aforementioned Material Event is attached as an exhibit to this Form 6-K.

2.
On February 21, 2024, IFS has issued the press release attached as an exhibit to this Form 6-K.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Material Event filed by Interbank on February 21, 2024
99.2	Press Release by IFS (February 21, 2024)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: February 21, 2024	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel